Exhibit 1

HACKENSACK, NJ,    March 5, 2009 – First Real Estate Investment Trust (“FREIT”) announced its operating results for the three months ended January 31, 2009. The results of operations for the three months are not necessarily indicative of future operating results.

RESULTS OF OPERATIONS

Earnings from real estate operations before depreciation and financing costs increased 6.4% to $6,408,000 for the three months ended January 31, 2009 (“Current Quarter”) compared to $6,020,000 for the three months ended January 31, 2008 (“Prior Year’s Quarter”). This increase was primarily attributable to slightly higher revenues and lower operating expenses.

FREIT’s consolidated net income for the Current Quarter was $1,521,000 ($0.22 per share diluted) compared to $1,403,000 ($0.20 per share diluted) for the Prior Year’s Quarter. The schedule below provides a detailed analysis of the major changes that impacted net income for the three months ended January 31, 2009 and 2008:

The consolidated results of operations for the Current Quarter are not necessarily indicative of the results to be expected for the full year.

NET INCOME COMPONENTS
	Three Months Ended
	January 31,
	2009	2008	Change
	(thousands of dollars)
Income from real estate operations:
Commercial properties	3,551	3,404	147

Residential properties	2,857	2,616	241
Total income from real estate operations	6,408	6,020	388

Financing costs:
Fixed rate mortgages	(2,582)	(2,561)	(21)
Floating rate - Rotunda	(133)	(372)	239
Total financing costs	(2,715)	(2,933)	218

Investment income	79	159	(80)

General & administrative expenses:
Accounting fees	(100)	(179)	79
Legal & professional fees	(50)	-	(50)
Trustee fees	(124)	(113)	(11)
Corporate expenses	(140)	(98)	(42)
Total general & administrative expenses	(414)	(390)	(24)

Minority interest in earnings of subsidiaries	(363)	(115)	(248)

Depreciation:
Same properties (1)	(1,361)	(1,292)	(69)
Damascus center-phase I becoming operational in June 2008	(113)	(46)	(67)
Total depreciation	(1,474)	(1,338)	(136)

Net Income	$1,521	$1,403	$118

(1) Properties operated since the beginning of fiscal 2008.

SEGMENT INFORMATION

The following table sets forth comparative net operating income ("NOI") data for FREIT’s real estate segments and reconciles the NOI to consolidated net income for the Current Quarter, as compared to the Prior Year’s Quarter:

Three Months Ended January 31:
	Commercial				Residential				Combined
	Three Months Ended				Three Months Ended				Three Months Ended
	January 31,		Increase (Decrease)		January 31,		Increase (Decrease)		January 31,
	2009	2008	$	%	2009	2008	$	%	2009	2008
	(in thousands)				(in thousands)				(in thousands)
Rental income	$4,360	$4,194	$166	4.0%	$4,790	$4,715	$75	1.6%	$9,150	$8,909
Reimbursements	1,405	1,385	20	1.4%			-		1,405	1,385
Other	51	45	6	13.3%	101	47	54	114.9%	152	92
Total revenue	5,816	5,624	192	3.4%	4,891	4,762	129	2.7%	10,707	10,386

Operating expenses	2,307	2,291	16	0.7%	2,034	2,146	(112)	-5.2%	4,341	4,437
Net operating income	$3,509	$3,333	$176	5.3%	$2,857	$2,616	$241	9.2%	6,366	5,949
Average
Occupancy %	89.2%	89.5%		-0.3%	93.8%	95.7%		-1.9%

				Reconciliation to consolidated net income:
				Deferred rents - straight lining					51	47
				Amortization of acquired leases					(9)	24
				Net investment income					79	159
				General and administrative expenses					(414)	(390)
				Depreciation					(1,474)	(1,338)
				Financing costs					(2,715)	(2,933)
				Minority interest					(363)	(115)
					Net income				$1,521	$1,403

NOI is based on operating revenue and expenses directly associated with the operations of the real estate properties, but excludes deferred rents (straight lining), lease amortization, depreciation, and financing costs. FREIT assesses and measures segment operating results based on NOI. NOI is not a measure of operating results or cash flow as measured by generally accepted accounting principles, and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to cash flows as a measure of liquidity.

COMMERCIAL SEGMENT

The commercial segment contained ten (10) separate properties during Fiscal 2009 and Fiscal 2008. Seven are multi-tenanted retail or office centers, and one is a single tenanted store. In addition, FREIT owns land in Rockaway, NJ and Rochelle Park, NJ from which it receives monthly rental income. The Rockaway land is leased to a tenant who has built and operates a bank branch on the land. In Rochelle Park, NJ, FREIT leases the land to a tenant who plans to build and operate a bank branch on the land.

As indicated in the table above under the caption Segment Information, revenue and NOI from FREIT’s commercial segment for the Current Quarter increased by 3.4% and 5.3% over the comparable prior year’s period. The primary reason for the increase in both revenue and NOI for the Current Quarter was higher base rental income at many of our commercial properties. Average occupancy rates for FREIT’s commercial segment decreased to 89.2% for the Current Quarter, compared to 89.5% for the prior year’s period. The decrease in occupancy for the commercial segment was primarily attributable to the temporary decline in occupancy levels at the Damascus Shopping Center. (See discussion below.) Average occupancy rates for FREIT’s commercial segment for the Current Quarter was at 95.2%, exclusive of the Damascus Shopping Center, compared to 94.1% for the prior year’s period.

The current economic crisis has reduced overall consumer spending, resulting in lower profitability to our commercial tenants. As a result, some commercial tenants, both large and small, are requesting rent reductions, or lower renewal option rents.  To date we have experienced little fall-out. However, we expect to see a fall out of some smaller tenants, and if the recession is prolonged, some larger tenants. We expect re-leasing vacated space to take longer and, generally, at lower rents that reflect current economic conditions. We expect revenues at our commercial properties to be flat or slightly lower during fiscal 2009 than during fiscal 2008.

DEVELOPMENT ACTIVITIES

A modernization and expansion is underway at our Damascus Center in Damascus, MD (owned by our 70% owned affiliate, Damascus Centre, LLC). Total construction costs are expected to approximate $21.9 million. The building plans incorporate an expansion of retail space from its current configuration of approximately 140,000 sq. ft. to approximately 150,000 sq. ft., which will be anchored by a modern 58,000 sq. ft. Safeway supermarket. Construction on Phase I began in June 2007, and was completed in June 2008. Phase I construction costs were approximately $6.2 million, of which $1.1 million related to tenant improvements. Phase II, which comprises the new 58,000 square foot Safeway supermarket, was started in December 2008 and is expected to be completed this summer. On February 12, 2008, Damascus Second, LLC closed on a $27.3 million construction loan, secured by the shopping center owned by Damascus Centre, LLC. The construction loan is available to fund already expended and future construction costs. This loan will be drawn upon as needed. As of January 31, 2009, Damascus Second, LLC drew down $5.6 million of this loan to cover construction costs. Because of this expansion, leases for certain tenants have been allowed to expire and not renewed. This has caused occupancy to decline, on a temporary basis, during the construction phase.

Development plans and studies for the expansion and renovation of our Rotunda property in Baltimore, MD (owned by our 60% owned affiliate Grande Rotunda, LLC) were completed during Fiscal 2008. The Rotunda property, on an 11.5-acre site, currently consists of an office building containing 138,000 sq. ft. of office space and 78,000 sq. ft. of retail space on the lower floor of the main building. The building plans incorporate an expansion of approximately 180,500 sq. ft. of retail space, approximately 302 residential rental apartments, 56 condominium units and 120 hotel rooms, and structured parking. Development costs for this project are expected to approximate  $200 million. City Planning Board approval has been received. As of January 31, 2009, we have expended approximately $5.2 million for planning and feasibility studies. Due to the current economic and credit crisis, the start date for the construction has not yet been determined.

RESIDENTIAL SEGMENT

FREIT operates nine (9) multi-family apartment communities totaling 1,075 apartment units. As indicated in the table above under the caption Segment Information, revenue and NOI from FREIT’s residential segment for the Current Quarter increased by 2.7% and 9.2% over the comparable prior year’s period. The primary reasons for the increase for the Current Quarter were higher base rental income, along with lower operating expenses at many of our residential properties. However, this increase was realized in spite of a decrease in occupancy levels at our residential operations. The Pierre Towers and Westwood Hills properties were the primary contributors to the favorable increase in revenue and NOI for the Current Quarter.

As indicated above, a decline in residential occupancy levels tempered the favorable increase for the Current Quarter. Average occupancy rates for the Current Quarter were at 93.8% compared to 95.7% for the prior year’s period. Although, the occupancy at our residential properties remains high, the current economic crisis is causing high unemployment in our areas of operation, and as a result we are experiencing resistance to rent increases, granting concessions, a higher number of move-outs and higher than usual incidences of late or defaulted monthly rental payments.  We expect this trend to continue through fiscal 2009 and result in residential revenues to be flat or slightly lower than during fiscal 2008.

FUNDS FROM OPERATIONS (“FFO”):

Many consider FFO as the standard measurement of a REIT’s performance. We compute FFO as follows:

Funds From Operations ("FFO")
	Three Months Ended
	January 31,
	2009	2008
	($ in thousands)

Net income	$1,521	$1,403
Depreciation	1,474	1,338
Amortization of deferred mortgage costs	59	73
Deferred rents (Straight lining)	(51)	(47)
Amortization of acquired leases	9	(24)
Capital Improvements - Apartments	(129)	(146)
Minority interests:
Equity in earnings of affiliates	363	115
Distributions to minority interests	(120)	(327)

FFO	$3,126	$2,385

Per Share - Basic	$0.45	$0.35
Per Share - Diluted	$0.45	$0.35

Weighted Average Shares Outstanding:
Basic	6,946	6,763
Diluted	6,946	6,906

FFO does not represent cash generated from operating activities in accordance with accounting principles generally accepted in the United States of America, and therefore should not be considered a substitute for net income as a measure of results of operations or for cash flow from operations as a measure of liquidity. Additionally, the application and calculation of FFO by certain other REITs may vary materially from that of FREIT’s, and therefore FREIT’s FFO and the FFO of other REITs may not be directly comparable.

DIVIDENDS

The first quarter dividend of $0.30 per share is payable on March 12, 2009 to shareholders of record on March 2, 2009.

The statements in this report that relate to future earnings or performance are forward-looking. Actual results might differ materially and be adversely affected by such factors as longer than anticipated lease-up periods or the inability of tenants to pay increased rents. Additional information about these factors is contained in the Trust’s filings with the SEC including the Trust’s most recent filed report on Form 10-K and Form 10-Q.

First Real Estate Investment Trust is a publicly traded (over-the-counter – symbol FREVS) REIT organized in 1961. It has approximately $242 million (historical cost basis) of assets. Its portfolio of residential and commercial properties extends from Eastern L.I. to Maryland, with the largest concentration in Northern New Jersey.

For additional information contact Shareholder Relations at (201) 488-6400

4